Exhibit 4.8
CLASS B
CONFIRMATION FOR U.S. DOLLAR INTEREST RATE SWAP
TRANSACTION UNDER 1992 MASTER AGREEMENT

Date:	September 12, 2008	Transaction Ref No:	2648379B
To:	World Financial Network Credit Card Master Note Trust c/o U.S. Bank Trust National Association 300 Delaware Avenue Wilmington, Delaware 19801	From:	Barclays Bank PLC 5 The North Colonnade Canary Wharf London E14 4BB
Attn:	Corporate Trust Services	Contact:
Fax No:	302-576-3717	Fax No:	44(20) 777 36461

Tel No:	302-576-3703	Tel No:	44(20) 777 36810
Dear Sir/Madam,
     The purpose of this letter agreement is to confirm the terms and conditions of the Transaction entered into between World Financial Network Credit Card Master Note Trust (“Party B”) and Barclays Bank PLC (“Party A”) (each a “party” and together “the parties”) on the Trade Date specified below (the “Transaction”). This letter agreement constitutes a “Confirmation” as referred to in the ISDA Master Agreement specified in paragraph 1 below (the “Agreement”).
     The definitions and provisions contained in the 2000 ISDA Definitions (as published by the International Swaps and Derivatives Association, Inc., the “Definitions”) are incorporated into this Confirmation. In the event of any inconsistency between the Definitions and this Confirmation, this Confirmation will govern. Capitalized terms used herein and not otherwise defined have the meanings set forth in the Definitions or the Indenture dated as of August 1, 2001 as amended from time to time, between Party B and The Bank of New York Mellon Trust Company, N.A., as indenture trustee (the “Master Indenture”) as supplemented by the Series 2008-A Indenture Supplement, dated as of September 12, 2008 (the “Indenture Supplement” and together with the Master Indenture, the “Indenture”).
1. This Confirmation supplements, forms part of, and is subject to, the ISDA Master Agreement (including the Schedule thereto) dated as of September 12, 2008 as amended and supplemented from time to time (the “Agreement”), between the parties. All provisions contained in the Agreement govern this Confirmation except as expressly modified below.
2. The terms of the particular Transaction to which this Confirmation relates are as follows:

Notional Amount:	Initially, USD 3,427,000 and thereafter an amount equal for each Calculation Period to the Class B Note Principal Balance at the end of the first day of that Calculation Period.

Trade Date:	September 5, 2008

Effective Date:	September 12, 2008

S-1

Termination Date:	The earlier of (i) the June 2014 Distribution Date, subject to adjustment in accordance with the Following Business Day Convention, and (ii) the date on which the Class B Note Principal Balance is reduced to zero, subject to early termination in accordance with the terms of the Agreement. In accordance with the Indenture Supplement, the Expected Principal Payment Date is the August 2010 Distribution Date, subject to the Following Business Day Convention.

Upfront Amount:	On the Effective Date, Party B shall pay to Party A an amount equal to USD 43,642.91.

Fixed Amounts:

Fixed Rate Payer:	Party B

Fixed Rate Payer Payment Dates:	The 15th of each month commencing October 15, 2008 and ending on the Termination Date, subject to adjustment in accordance with the Following Business Day Convention.

Fixed Rate: Fixed Rate Day Count Fraction:	3.275% Actual/360

Floating Amounts:

Floating Rate Payer:	Party A

Floating Rate Payer Payment Dates:	The 15th of each month commencing October 15, 2008 and ending on the Termination Date, subject to adjustment in accordance with the Following Business Day Convention.

Floating Rate for initial Calculation Period:	Linear Interpolation

Floating Rate Option:	USD-LIBOR-BBA

Designated Maturity:	1 Month, except for the initial Calculation Period

Spread:	None

Floating Rate Day Count Fraction:	Actual/360

Reset Dates:	First day of each Calculation Period

Business Days:	New York, Columbus, Ohio, and Chicago, Illinois

Calculation Agent:	Party A
3. Additional Amounts Upon Partial Termination
     On any Payment Date prior to the Expected Principal Payment Date, where as a result of principal payments on the Class B Notes, the Notional Amount would be reduced by the corresponding reduction in the Class B Note Principal Balance, the parties hereto shall treat the portion of such reduction (without duplication) as terminated on such Payment Date (a “Terminated Transaction”). Party A shall calculate the Market Quotation for the Terminated Transaction as set forth below.
     “Market Quotation” means, with respect to a Terminated Transaction, an amount determined on the basis of quotations from Reference Market-makers. Each quotation will be for an amount, if any, that would be paid to Party A (expressed as a negative number) or by Party A (expressed as a positive number) in consideration of an agreement between Party A and the quoting Reference Market-maker to enter into such Terminated Transaction (with the same fixed and floating payment rates and remaining term as this Transaction) on the relevant Payment Date. Party A will request each Reference Market-maker to provide its quotation to the extent reasonably practicable as of the same day and time (without regard to different time zones) on or as soon as reasonably practicable prior to the relevant Payment Date. The day and time as of which those quotations are to be obtained will be selected in good faith by Party A. If more than three quotations are provided, the Market Quotation will be the arithmetic mean of the quotations, without regard to the quotations having the highest and lowest values. If exactly three such quotations are provided, the Market Quotation will be the quotation remaining after disregarding the highest and lowest quotations. For this purpose, if more than one quotation has the same highest value or lowest value, then one of such quotations shall be disregarded. If fewer than three quotations are provided, Party A will determine the Market Quotation in good faith. Notwithstanding the foregoing, Party A shall be the sole Reference Market-maker unless: (a) the reduction in the Notional Amount of the Transaction is equal to or greater than $50 million on such Payment Date, and (b) the Servicer or the Indenture Trustee requests that quotations from Reference Market-makers other than Party A are utilized.
     If the amount so determined by Party A in respect of a Terminated Transaction is positive, Party B shall owe such amount to Party A, which shall be payable (with interest thereon accruing from such Payment Date and calculated at the Fixed Rate) on the next Distribution Date to the extent funds are available for such purpose in accordance with the Indenture. If such amount is negative, no amounts shall be payable by Party A or Party B in respect of the Terminated Transaction.
4. Account Details:

Account for payments to Party A:	Correspondent: BARCLAYS BANK PLC NEW YORK FEED: 026002574 Beneficiary: BARCLAYS SWAPS Beneficiary Account: 050-01922-8

Account for payments to Party B:	Name: Bank of New York
City: New York
ABA# 021-000-018
Ref: World Financial Network Credit Card Master
Note Trust-GLA 111565
Acct: 395030 WFN 2008-A Finance Charge Account
Attn: David H. Hill 312-827-8540

Please confirm that the foregoing correctly sets forth the terms and conditions of our agreement.

BARCLAYS BANK PLC	Accepted and confirmed as of the date first written:

By: /s/ Shain Kalmanowitz	WORLD FINANCIAL NETWORK CREDIT CARD MASTER NOTE TRUST,
Name: Shain Kalmanowitz	By: U.S. Bank Trust National Association, not in its individual capacity, but solely as Owner Trustee
Title: Authorized Signatory

By: /s/ Mildred F. Smith
Name: Mildred F. Smith
Title: Vice President